1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2006.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 12B Fuxing Road,
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 6, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular or as to what action to take in relation to this circular, you should consult appropriate independent advisers to obtain independent professional advice.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

INTERIM DIVIDEND
AND
APPOINTMENT OF EXECUTIVE DIRECTOR AND
SUPERVISORS

A notice convening the Special General Meeting of Aluminum Corporation of China Limited (the "Company") to be held at 10:00 a.m. on Friday, 13 October 2006 at the Company's Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China is set out on page 4 of this circular.

If you intend to attend the Special General Meeting, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than Saturday, 23 September 2006.

Whether or not you are able to attend the Special General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon. (i) For holders of H shares of the Company, please return it to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible; and (ii) for holders of domestic shares of the Company, please return it to the Office of the Secretary to the Board at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, Postal Code 100088 as soon as possible, and in both cases in any event not later than 24 hours before the time appointed for holding the Special General Meeting. Completion and return of the revised form of proxy will not preclude you from attending and voting at the meeting should you so wish.

23 August, 2006

* For identification purpose only

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

Directors:	Registered office:
Xiao Yaqing	No.12B Fuxing Road
Luo Jianchuan	Haidian District
Chen Jihua	Beijing
Joseph C. Muscari*	The People's Republic of China
Shi Chungui*
Poon Yiu Kin, Samuel**	Principal place of business:
Wang Dianzuo**	No. 62 North Xizhiman Street
Kang Yi**	Haidian District
Beijing
* Non-executive Director	The People's Republic of China
** Independent Non-executive Director
Place of business in Hong Kong:
Company Secretary:	Unit 3103, 31/F., Office Tower
Liu Qiang	Convention Plaza
1 Harbour Road
Wanchai, Hong Kong

23 August 2006

To the Shareholders

Dear Sir or Madam,

INTERIM DIVIDEND

The Board proposes an interim dividend of RMB0.188 per ordinary share for 2006 in respect of the six months ended 30 June, 2006, totaling RMB2,190,177,000, calculated on the basis of 11,649,876,153 shares as at 30 June, 2006. The proposed interim dividend will be considered at the special general meeting of shareholders (the "Special General Meeting") to be held on 13 October, 2006. The interim dividend is expected to be distributed on or before 31 October, 2006.

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LETTER FROM THE BOARD

NOMINATIONS FOR APPOINTMENTS FOR EXECUTIVE DIRECTOR AND SUPERVISORS

The Company proposes to nominate Mr. Zhang Chengzhong for election at the Special General Meeting as an Executive Director in place of Mr. Xiong Weiping, an Executive Director, who resigned with effect from 23 August 2006 due to changes on work allocation. The Company also proposes to nominate Mr. Ao Hong and Mr. Zhang Zhankui as Chairman of the Supervisory Committee and Supervisor of the Company respectively in place of Mr. Luo Tao and Mr. Ou Xiaowu who have both resigned with effect from 23 August 2006 due to changes on work allocation.

Biographical details of Mr. Zhang Chengzhong are as follows:

Mr. Zhang Chengzhong, 45, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang holds a Master's degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as the Deputy Director and then the Director of the alumina production facility in the Shanxi Aluminum Plant of the Company, the Deputy Director and then the Director of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Director and then the Director of the Shanxi Aluminum Plant.

Biographical details of Mr. Ao Hong and Mr. Zhang Zhankui are as follows:

Mr. Ao Hong, 45, is a Deputy General Manager of Aluminum Corporation of China ("Chinalco"). Mr. Ao graduated from Kunming University of Science and Technology and majored in Metallurgy. He holds a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals, corporate management, corporate governance and internal control. Mr. Ao previously served as the engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co. Ltd., Guorui Electronic Materials Co. Ltd., Beijing Guojing Infrared Optical Technology Co. Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong.

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LETTER FROM THE BOARD

Mr. Zhang Zhankui, 47, is the deputy head of the finance department of Chinalco. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, auditing and business management. Mr. Zhang previously served as the head of the finance department and head of the audit department of China General Design Institute for Non-ferrous Metals, Deputy General Manager of Beijing Enfi Techindustry Group, head of the accounting division of the finance department and deputy head of the finance department of China Copper and Zinc Holdings Company, the responsible person for funds and finance of the Listing Office and head of the funds division of the finance department of Chinalco, and manager of the consolidated division of the finance department of the Company.

Pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Hong Kong Laws), Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui have no interest in the shares of the Company, nor have any relationships with any other directors, senior management, substantial shareholders or controlling shareholders of the Company. Save as disclosed above, Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui do not hold any positions in any other members of the Company nor have held any directorships of other listed companies in the past three years.

The Appointment of Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui will commence at the conclusion of the Special General Meeting. Upon the approval of the appointments at the Special General Meeting, the Company will enter into service contracts with Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui respectively with the terms of office ending at the expiry of the second session of the Board and they are subject to re-election at the next annual general meeting of the Company. The remuneration of Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui are payable in accordance with the remuneration standard approved each year at the annual general meeting of the Company.

Save as disclosed above, the Company is of the opinion that in relation to the appointments of Mr. Zhang Chengzhong, Mr. Ao Hong and Mr. Zhang Zhankui, there is no information required to be disclosed under Rule 13.51 (2)(h) to 13.51 (2)(v) of the Listing Rules, and there are no other matters that are required to be disclosed under the relevant provisions, furthermore, there are no matters that need to be brought to the attention of the Company's shareholders.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

* For identification only

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NOTICE OF SPECIAL GENERAL MEETING

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on 13 October 2006 at the Company's Conference Room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing with or without amendment, the following ordinary resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the interim dividend for the six months ended 30 June 2006.

2.

THAT in view of the resignation of Mr. Xiong Weiping as an Executive Director of the Company with effect from 23 August 2006, Mr. Zhang Chengzhong be elected as an Executive Director of the Company with effect upon the conclusion of the Special General Meeting.

3.

THAT in view of the resignation of Mr. Luo Tao as a Supervisor and the Chairman of the Supervisory Committee of the Company with effect from 23 August 2006, Mr. Ao Hong be elected as a Supervisor and the Chairman of the Supervisory Committee of the Company with effect upon the conclusion of the Special General Meeting.

4.

THAT in view of the resignation of Mr. Ou Xiaowu as a Supervisor of the Company with effect from 23 August 2006, Mr. Zhang Zhankui be elected as a Supervisor of the Company with effect upon the conclusion of the Special General Meeting.

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NOTICE OF SPECIAL GENERAL MEETING

Notes:

(a)

The register of members will be closed from Thursday, 14 September 2006 to Friday, 13 October 2006, both days inclusive, during which period no transfer of shares will be effected. Holders of H shares whose names appear on the register of members of the Company on Wednesday, 13 September 2006 at 4:00 p.m. are entitled to attend this meeting. In order for holders of H shares to be qualified for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on Wednesday, 13 September 2006 for registration.

(b)

Holders of Domestic Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the Special General Meeting, i.e. no later than Saturday, 23 September 2006.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:
No. 62 North Xizhimen Street,
Haidian District,
Beijing,
The People's Republic of China

Postal Code:	100088
Tel:	86-10-8229 8103
Fax:	86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such document to be valid.

(f)

Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

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NOTICE OF SPECIAL GENERAL MEETING

(g)

If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h)	Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(i)

Mr. Zhang Chengzhong, 45, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang holds a Master's degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as the Deputy Director and then the Director of the alumina production facility in Shanxi Aluminum Plant of the Company, the Deputy Director and then the Director of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Director and then the Director of the Shanxi Aluminum Plant.

(j)

Mr. Ao Hong, 45, is a Deputy General Manager of Aluminum Corporation of China ("Chinalco"). Mr. Ao graduated from Kunming University of Science and Technology and majored in Metallurgy. He holds a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals, corporate management, corporate governance and internal control. Mr. Ao previously served as the engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co. Ltd., Guorui Electronic Materials Co. Ltd., Beijing Guojing Infrared Optical Technology Co. Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong.

(k)

Mr. Zhang Zhankui, 47, is the deputy head of the finance department of Chinalco. Mr. Zhang is a postgraduate in economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, auditing and business management. Mr. Zhang previously served as the head of finance department and head of the audit department of China General Design Institute for Non-ferrous Metals, Deputy General Manager of Beijing Enfi Techindustry Group, head of accounting division of finance department and deputy head of finance department of China Copper and Zinc Holdings Company, the responsible person for funds and finance of the Listing Office and head of the funds division of the finance department of Chinalco and manager of the consolidated division of the finance department of the Company.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan and Mr. Chen Jihua (Executive Directors); Mr. Joseph C. Muscari and Mr. Shi Chungui (Non-executive Directors) and Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary